29 April 2002

02 MAY -8 AM 10:52

02028874

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

SUPPL

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
<u>of the Securities Exchange Act of 1934 (Ref No. 82-4359)</u>

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Clarification Of Newspaper Report Published In The Business Times On 26 April 2002

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

[signature]

Emily Ang
Finance & Administrative Manager

Encl.

dlw 5/8

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

MASNET No. 83 OF 26.04.2002
Announcement No. 111

WANT WANT HOLDINGS LTD

CLARIFICATION OF NEWSPAPER REPORT PUBLISHED IN THE BUSINESS TIMES ON 26 APRIL 2002

The Company wishes to clarify the following matters in relation to the Company's corporate activities which were published in a report (the "Report") in the Business Times today:-

(1) With respect to the quote "There is still potential for growth although it will be slower in 2002", Mr Adams Lin, the Group's Vice President, would like to clarify that what he meant was the turnover growth rate of the Group for the first quarter of 2002 was slower compared to the same period last year.

(2) With respect to the quote "the hospital's shareholders may invest another US$28 million for the next expansion phase", the Company would like to clarify that the said possible investment is subject to, *inter alia*, the completion of the first phase of the construction of the hospital (which is expected to be at the end of 2004) and the meeting of certain objectives set by the hospital's shareholders.

Submitted by Adams Lin Feng I, Group Vice President and Director on 26/04/2002 to the SGX

Submitted by Adams Lin Feng I, Group Vice President and Director on 26/04/2002 to the SGX

30 April 2002

02 MAY -8 AM 10:41

旺旺

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Notice of Changes In Director and Substantial shareholder's Warrantholding (4 copies)
2) Notice of Changes In Director and Substantial Shareholder's Shareholding (4 copies)
3) Notice of Changes In Substantial Shareholder's Warrantholding (2 copies)
4) Notice of Changes In Substantial Shareholder's Shareholding (2 copies)
5) Notice of Changes In Director's Warrantholding (1 copy)
6) Notice of Changes In Director's Shareholding (1 copies)

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd

400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

MASNET No. 110 OF 29.04.2002
Announcement No. 123

WANT WANT HOLDINGS LTD

Notice Of Changes In Director and Substantial Shareholder's Warrantholding

Name of Director and Substantial Shareholder : Tsai Eng Meng

Date of notice to company: 29/04/2002

Date of change of interest: 29/04/2002

Name of registered holder: Tsai Eng Meng

Circumstance giving rise to the change: Others
Please specify details: Exercise of warrants

Shares held in the name of registered holder

No. of warrants of the change:	17,722,969
% of issued share capital:	2.95
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$1.25
No. of warrants held before change:	17,722,969
% of issued share capital:	2.95
No. of warrants held after change:	0
% of issued share capital:	0

Holdings of Director and Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of warrants held before change:	13,982,021	17,722,969
% of issued share capital:	2.33	2.95
No. of warrants held after change:	13,982,021	0
% of issued share capital:	2.26	0
Total shares:	13,982,021	0

No. of Options:Nil
No. of Rights:Nil

Submitted by Adams Lin Feng I , Group Vice President and Director on 29/04/2002 to the SGX

WANT WANT HOLDINGS LTD

Notice Of Changes in Substantial Shareholder's Warrantholding

Name of Substantial Shareholder:	Hot-Kid Holdings Ltd
Date of notice to company:	29/04/2002
Date of change of interest:	29/04/2002
Name of registered holder:	Hot-Kid Holdings Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of warrants

Shares held in the name of registered holder

No. of warrants of the change:	10,300,987
% of issued share capital:	1.67
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$1.25
No. of warrants held before change:	10,300,987
% of issued share capital:	1.67
No. of warrants held after change:	0
% of issued share capital:	0

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of warrants held before change:	14,400	10,300,987
% of issued share capital:	0	1.67
No. of warrants held after change:	14,400	0
% of issued share capital:	0	0
Total shares:	14,400	0

No. of Options: Nil
No. of Rights: Nil

Submitted by Adams Lin Feng I, Group Vice President and Director on 29/04/2002 to the SGX

WANT WANT HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Warrantholding

Name of Substantial Shareholder:	Norwares Overseas Inc.
Date of notice to company:	29/04/2002
Date of change of interest:	29/04/2002
Name of registered holder:	Norwares Overseas Inc.
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of warrants

Shares held in the name of registered holder

No. of warrants of the change:	3,371,426
% of issued share capital:	0.54
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$1.25
No. of warrants held before change:	3,371,426
% of issued share capital:	0.54
No. of warrants held after change:	0
% of issued share capital:	0

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of warrants held before change:	0	3,371,426
% of issued share capital:	0	0.54
No. of warrants held after change:	0	0
% of issued share capital:	0	0
Total shares:	0	0

No. of Options: Nil
No. of Rights: Nil

Submitted by Adams Lin Feng I, Group Vice President and Director on 29/04/2002 to the SGX

WANT WANT HOLDINGS LTD

Notice Of Changes In Director and Substantial Shareholder's Warrantholding

Name of Director and Substantial Shareholder :	Tsai Eng Meng
Date of notice to company:	29/04/2002
Date of change of interest:	29/04/2002
Name of registered holder:	Hot-Kid Holdings Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of warrants by Hot-Kid Holdings Ltd

Shares held in the name of registered holder

No. of warrants of the change:	10,300,987
% of issued share capital:	1.67
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$1.25
No. of warrants held before change:	10,300,987
% of issued share capital:	1.67
No. of warrants held after change:	0
% of issued share capital:	0

Holdings of Director and Substantial Shareholder including direct and deemed interest

	Deemed	**Direct**
No. of warrants held before change:	13,982,021	0
% of issued share capital:	2.26	0
No. of warrants held after change:	3,681,034	0
% of issued share capital:	0.59	0
Total shares:	3,681,034	0

No. of Options: Nil
No. of Rights: Nil

Submitted by Adams Lin Feng I, Group Vice President and Director on 29/04/2002 to the SGX

WANT WANT HOLDINGS LTD

Notice Of Changes In Director and Substantial Shareholder's Warrantholding

Name of Director and Substantial Shareholder :	Tsai Eng Meng
Date of notice to company:	29/04/2002
Date of change of interest:	29/04/2002
Name of registered holder:	Norwares Overseas Inc.
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of warrants by Norwares Overseas Inc.

Shares held in the name of registered holder

No. of warrants of the change:	3,371,426
% of issued share capital:	0.54
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$1.25
No. of warrants held before change:	3,371,426
% of issued share capital:	0.54
No. of warrants held after change:	0
% of issued share capital:	0

Holdings of Director and Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of warrants held before change:	3,681,034	0
% of issued share capital:	0.59	0
No. of warrants held after change:	309,608	0
% of issued share capital:	0.05	0
Total shares:	309,608	0

No. of Options: Nil
No. of Rights: Nil

Submitted by Adams Lin Feng I, Group Vice President and Director on 29/04/2002 to the SGX

MASNET No. 118 OF 29.04.2002
Announcement No. 131

WANT WANT HOLDINGS LTD

Notice Of Changes In Director's Warrantholding

Name of Director:	Peng Yu Man
Date of notice to company:	29/04/2002
Date of change of interest:	29/04/2002
Name of registered holder:	Peng Yu Man
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of warrants

Shares held in the name of registered holder

No. of warrants of the change:	295,208
% of issued share capital:	0.05
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$1.25
No. of warrants held before change:	295,208
% of issued share capital:	0.05
No. of warrants held after change:	0
% of issued share capital:	0

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of warrants held before change:	14,400	295,208
% of issued share capital:	0	0.05
No. of warrants held after change:	14,400	0
% of issued share capital:	0	0
Total shares:	14,400	0

No. of Options: Nil
No. of Rights: Nil

Submitted by Adams Lin Feng I, Group Vice President and Director on 29/04/2002 to the SGX

WANT WANT HOLDINGS LTD

Notice Of Changes In Director and Substantial Shareholder's Warrantholding

Name of Director and Substantial Shareholder :	Tsai Eng Meng
Date of notice to company:	29/04/2002
Date of change of interest:	29/04/2002
Name of registered holder:	Peng Yu Man
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of warrants by Peng Yu Man

Shares held in the name of registered holder

No. of warrants of the change:	295,208
% of issued share capital:	0.05
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$1.25
No. of warrants held before change:	295,208
% of issued share capital:	0.05
No. of warrants held after change:	0
% of issued share capital:	0

Holdings of Director and Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of warrants held before change:	309,608	0
% of issued share capital:	0.05	0
No. of warrants held after change:	14,400	0
% of issued share capital:	0	0
Total shares:	14,400	0

No. of Options: Nil
No. of Rights: Nil

Submitted by Adams Lin Feng I, Group Vice President and Director on 29/04/2002 to the SGX

WANT WANT HOLDINGS LTD

Notice Of Changes In Director and Substantial Shareholder's Shareholding

Name of Director and Substantial Shareholder :	Tsai Eng Meng
Date of notice to company:	29/04/2002
Date of change of interest:	29/04/2002
Name of registered holder:	Tsai Eng Meng
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of warrants

Shares held in the name of registered holder

No. of shares of the change:	17,722,969
% of issued share capital:	2.95
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$1.25
No. of shares held before change:	177,229,690
% of issued share capital:	29.55
No. of shares held after change:	194,952,659
% of issued share capital:	31.57

Holdings of Director and Substantial Shareholder including direct and deemed interest

	Deemed	**Direct**
No. of shares held before change:	139,820,219	177,229,690
% of issued share capital:	23.31	29.55
No. of shares held after change:	139,820,219	194,952,659
% of issued share capital:	22.64	31.57
Total shares:	139,820,219	194,952,659

No. of Options: Nil
No. of Rights: Nil

Submitted by Adams Lin Feng I, Group Vice President and Director on 29/04/2002 to the SGX

MASNET No. 121 OF 29.04.2002
Announcement No. 134

WANT WANT HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Shareholding

Name of Substantial Shareholder:	Hot-Kid Holdings Ltd
Date of notice to company:	29/04/2002
Date of change of interest:	29/04/2002
Name of registered holder:	Hot-Kid Holdings Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of warrants

Shares held in the name of registered holder

No. of shares of the change:	10,300,987
% of issued share capital:	1.67
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$1.25
No. of shares held before change:	103,009,871
% of issued share capital:	16.68
No. of shares held after change:	113,310,858
% of issued share capital:	18.05

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	***Direct***
No. of shares held before change:	144,000	103,009,871
% of issued share capital:	0.02	16.68
No. of shares held after change:	144,000	113,310,858
% of issued share capital:	0.02	18.05
Total shares:	144,000	113,310,858

No. of Options: Nil
No. of Rights: Nil

Submitted by Adams Lin Feng I, Group Vice President and Director on 29/04/2002 to the SGX

MASNET No. 122 OF 29.04.2002
Announcement No. 135

WANT WANT HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Shareholding

Name of Substantial Shareholder:	Norwares Overseas Inc.
Date of notice to company:	29/04/2002
Date of change of interest:	29/04/2002
Name of registered holder:	Norwares Overseas Inc.
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of warrants

Shares held in the name of registered holder

No. of shares of the change:	3,371,426
% of issued share capital:	0.54
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$1.25
No. of shares held before change:	33,714,263
% of issued share capital:	5.37
No. of shares held after change:	37,085,689
% of issued share capital:	5.88

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	33,714,263
% of issued share capital:	0	5.37
No. of shares held after change:	0	37,085,689
% of issued share capital:	0	5.88
Total shares:	0	37,085,689

No. of Options: Nil
No. of Rights: Nil

Submitted by Adams Lin Feng I, Group Vice President and Director on 29/04/2002 to the SGX

MASNET No. 123 OF 29.04.2002
Announcement No. 136

WANT WANT HOLDINGS LTD

Notice Of Changes In Director and Substantial Shareholder's Shareholding

Name of Director and Substantial Shareholder: Tsai Eng Meng

Date of notice to company: 29/04/2002

Date of change of interest: 29/04/2002

Name of registered holder: Hot-Kid Holdings Ltd

Circumstance giving rise to the change: Others
Please specify details: Exercise of warrants by Hot-Kid Holdings Ltd

Shares held in the name of registered holder

No. of shares of the change:	10,300,987
% of issued share capital:	1.67
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$1.25
No. of shares held before change:	103,009,871
% of issued share capital:	16.68
No. of shares held after change:	113,310,858
% of issued share capital:	18.05

Holdings of Director and Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	139,820,219	194,952,659
% of issued share capital:	22.64	31.57
No. of shares held after change:	150,121,206	194,952,659
% of issued share capital:	23.91	31.05
Total shares:	150,121,206	194,952,659

No. of Options: Nil
No. of Rights: Nil

Submitted by Adams Lin Feng I, Group Vice President and Director on 29/04/2002 to the SGX

WANT WANT HOLDINGS LTD

Notice Of Changes In Director and Substantial Shareholder's Shareholding

Name of Director and Substantial Shareholder :	Tsai Eng Meng
Date of notice to company:	29/04/2002
Date of change of interest:	29/04/2002
Name of registered holder:	Norwares Overseas Inc.
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of warrants by Norwares Overseas Inc.

Shares held in the name of registered holder

No. of shares of the change:	3,371,426
% of issued share capital:	0.54
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$1.25
No. of shares held before change:	33,714,263
% of issued share capital:	5.37
No. of shares held after change:	37,085,689
% of issued share capital:	5.88

Holdings of Director and Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	150,121,206	194,952,659
% of issued share capital:	23.91	31.05
No. of shares held after change:	153,492,632	194,952,659
% of issued share capital:	24.32	30.89
Total shares:	153,492,632	194,952,659

No. of Options: Nil
No. of Rights: Nil

Submitted by Adams Lin Feng I, Group Vice President and Director on 29/04/2002 to the SGX

MASNET No. 125 OF 29.04.2002
Announcement No. 138

WANT WANT HOLDINGS LTD

Notice Of Changes In Director's Shareholding

Name of Director:	Peng Yu Man
Date of notice to company:	29/04/2002
Date of change of interest:	29/04/2002
Name of registered holder:	Peng Yu Man
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of warrants

Shares held in the name of registered holder

No. of shares of the change:	295,208
% of issued share capital:	0.05
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$1.25
No. of shares held before change:	2,952,085
% of issued share capital:	0.47
No. of shares held after change:	3,247,293
% of issued share capital:	0.51

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	345,493,206	2,952,085
% of issued share capital:	54.74	0.47
No. of shares held after change:	345,493,206	3,247,293
% of issued share capital:	54.71	0.51
Total shares:	345,493,206	3,247,293

No. of Options: Nil
No. of Rights: Nil

Submitted by Adams Lin Feng I, Group Vice President and Director on 29/04/2002 to the SGX

MASNET No. 126 OF 29.04.2002
Announcement No. 139

WANT WANT HOLDINGS LTD

Notice Of Changes In Director and Substantial Shareholder's Shareholding

Name of Director and Substantial Shareholder :	Tsai Eng Meng
Date of notice to company:	29/04/2002
Date of change of interest:	29/04/2002
Name of registered holder:	Peng Yu Man
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of warrants by Peng Yu Man

Shares held in the name of registered holder

No. of shares of the change:	295,208
% of issued share capital:	0.05
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$1.25
No. of shares held before change:	2,952,085
% of issued share capital:	0.47
No. of shares held after change:	3,247,293
% of issued share capital:	0.51

Holdings of Director and Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	153,492,632	194,952,659
% of issued share capital:	24.32	30.89
No. of shares held after change:	153,787,840	194,952,659
% of issued share capital:	24.35	30.87
Total shares:	153,787,840	194,952,659

No. of Options: Nil
No. of Rights: Nil

Submitted by Adams Lin Feng I, Group Vice President and Director on 29/04/2002 to the SGX